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TC 3/5



02007139

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50462



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 27 2002

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GREENWOOD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
15821 VENTURA BLVD., SUITE 540
(No. and Street)

ENCINO	CALIFORNIA	91436
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR STELMACK — 818-376-1011
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GEORGE BRENNER, CPA
(Name — *if individual, state last, first, middle name*)

10680 WEST PICO BLVD,.SUITE 260	LOS ANGELES	CALIFORNIA	90064
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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4/1/2002

OATH OR AFFIRMATION

State of California; County of Los Angeles)) ss.

I, ARTHUR STELMACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENWOOD SECURITIES, INC., as of DECEMBER 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Arthur Stelmack
Signature

PRESIDENT
Title

Subscribed and sworn before me on 2/21/02

Brian Rubke
Notary Public



BRIAN RUBKE
COMM. #1259891
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires April 8, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

GREENWOOD SECURITIES, INC.

15821 VENTURA BLVD., SUITE 540

ENCINO, CALIFORNIA 91436

CONTENTS

PART I

Report of Independent Accountant	1
Statements of Financial Condition	2
Statement of Income	3
Statement of Cash Flows	4
Statement of Changes in Stockholders' Equity	5
Notes to Financial Statements	6 - 7

SCHEDULES

Computation of Net Capital Pursuant to Rule 15c3-1	8

PART II

Statement of Internal Control	9 - 10

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Greenwood Securities, Inc.
Encino, California

I have audited the accompanying statement of financial condition of Greenwood Securities, Inc. as of December 31, 2001 and related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Greenwood Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Greenwood Securities, Inc. as of December 31, 2001 and the results of its operations and cash flows for the year then ended in conformity with United States of America generally accepted accounting principles.



George Brenner, C.P.A.

Los Angeles, California
February 25, 2002

GREENWOOD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$24,047
Clearing Deposit	35,011
Commissions Receivable	18,075
	$77,133

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable	$ 4,180
Commissions Payable	16,225
Deposits	17,500
Note Payable - Officer	10,778
Income Tax Payable	324
Total Liabilities	49,007
Stockholder's Equity	
Preferred Stock, 100 shares authorized, $1,000 par value, 20 shares issued and outstanding	20,000
Common Stock, 100,000 shares authorized, $1.00 par value, 500 shares issued and outstanding	500
Retained (Deficit)	7,626
Total Stockholder's Equity	28,126
Total Liabilities and Stockholder's Equity	$77,133

See Accompanying Notes to the Financial Statements

GREENWOOD SECURITIES, INC.
STATEMENT OF REVENUE AND EXPENSE
YEAR ENDED DECEMBER 31, 2001

Revenue:	
Commissions	$274,066
Interest	1,384
Total Revenue	275,450
Expense	
Commission expense	175,901
Clearing costs	79,582
Rent	5,903
Regulatory fees	4,466
Legal fees	2,265
Other expense	4,040
Total Expenses	272,157
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	3,293
Income tax provision	324
NET INCOME (LOSS)	$ 2,969

See Accompanying Notes to the Financial Statements

GREENWOOD SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 2,969
Adjustments to reconcile net income to net cash provided by operating activities:	
Clearing deposit	817
Commissions receivable	642
Accounts payable	(2,576)
Commission payable	191
Deposits	5,500
Income tax	324
Net cash provided by operations	7,867
CASH FLOWS FROM INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES	0
Net change in cash	7,867
Cash at beginning of period	16,180
Cash at end of period	$ 24,047

See Accompanying Notes to the Financial Statements

GREENWOOD SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Preferred Stock	(Deficit) Retained Earnings	Stockholders' Equity
Balance January 1, 2001	$ 500	$20,000	$ 4,657	$25,157
Net Income	______	______	2,969	2,969
Balance Due December 31, 2001	$ 500	$20,000	$ 7,626	$28,126

See Accompanying Notes to the Financial Statements

GREENWOOD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - PRESENTATION

Greenwood Securities, Inc., the Company, was incorporated under the laws of the State of Nevada on December 12, 1995. The Company was formed for the purpose of brokering and dealing in general securities. The Company has been approved to operate as a broker/dealer in securities by the National Association of Securities Dealers (NASD).

NOTE 2 - NATURE OF BUSINESS

The Company is registered under SEC Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company has a clearing agreement with JB Oxford & Company

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognized revenue from commissions generated from the sale and purchase of a wide variety of financial instruments, including but not limited to, stocks, bonds, options, and annuity products. The Company reports income and expenses on the accrual basis for financial reporting purposes.

NOTE 4 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum of net capital as defined under such provisions. See page 8 for the computation of net capital.

At December 31, 2001, the Company had a net capital of $28,115 and a net capital requirement of $5,000. The Company's percentage of aggregate indebtedness to net capital was 1.74 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 5 - OFF BALANCE - SHEET RISK

As discussed in Note 2, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - INCOME TAXES

The Company files its income tax returns on the accrual basis.

GREENWOOD SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition	$	28,126
Less: Excludable Assets:		--
Excess clearing deposit		(11)
NET CAPITAL		28,115

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$	3,269
Minimum dollar net capital required	$	5,000
Net Capital required greater of above amounts	$	5,000
EXCESS CAPITAL	$	23,115
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness	$	23,214

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities (from Statement of Financial Condition)	$	49,007
Percentage of aggregate indebtedness to net capital		174%
Percentage of debt to equity to total Computed in accordance with Rule 15c3-1(d)		N/A

Reconciliation of the unaudited with the audited computation of net capital

None Required

See Accompanying Notes to Financial Statements

PART II

GREENWOOD SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

To the Board of Directors
Greenwood Securities, Inc.
Encino, California

In planning and performing my audit of the financial statements of Greenwood Securities, Inc. for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



George Brenner, CPA

Los Angeles, California
February 25, 2002